Filed Pursuant to Rule 253(g)(2)
File No. 024-11210

FUNDRISE EFUND, LLC

SUPPLEMENT NO. 9 DATED NOVEMBER 30, 2022
TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise eFund, LLC (“we”, “our” or “us”), dated December 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Saltbox, Inc. Corporate Investments

On August 18, 2021, we acquired ownership of a “wholly-owned subsidiary,” FR-SB 1, LLC, (the “Saltbox Investment Controlled Subsidiary”) for an initial purchase price of approximately $1,000,000 which was the initial stated value of our equity interest in the Saltbox Investment Controlled Subsidiary (the “Saltbox Investment”). The Saltbox Investment Controlled Subsidiary used the proceeds of the Saltbox Investment to invest in Saltbox, Inc. through a Simple Agreement for Future Equity. Details of this acquisition can be found here.

On November 23, 2022, the Simple Agreement for Future Equity automatically converted into 1,179,453 shares of Series B preferred stock of Saltbox, Inc. In connection with this conversion, we funded an additional approximately $375,000 to the Saltbox Investment Controlled Subsidiary to acquire 398,572 additional shares of Series B preferred stock.